[redacted]

Securities and Exchange Commission
RECEIVED
MAY 30 2008
Office of Compliance Inspection and Examinations

SECURITIES 08032040 .ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34781

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING March 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgewood Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

947 Linwood Ave.
(No. and street)

Ridgewood	NJ	07450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey H. Strasberg — 201-447-9000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 16 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Robert E. Swanson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ridgewood Securities Corporation, as of and for the year ended March 31, 2008, are true and correct and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the Financial Industry Regulatory Authority, Inc. in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date 5/28/08

Robert E. Swanson
President and Chief Executive Officer

Subscribed and sworn to before me
on this 28 day of May 2008

Notary Public

JEANNE THOMPSON
A Notary Public of New Jersey
My Commission Expires May 3, 2012

RIDGEWOOD SECURITIES CORPORATION
(S.E.C. I.D. No. 8-34781)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED MARCH 31, 2008 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

RIDGEWOOD SECURITIES CORPORATION

Table of Contents

This report contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Earnings.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Subordinated to Claims of General Creditors (not applicable).
- ☒ Notes to Financial Statements.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ☒ (h) Computation for Determination of Reserve Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (not applicable).
- ☒ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934. (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (not required).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Ridgewood Securities Corporation:

We have audited the accompanying balance sheet of Ridgewood Securities Corporation, (the "Company") as of March 31, 2008, and the related statements of earnings, cash flows, and changes in stockholder's equity, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ridgewood Securities Corporation at March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental schedules g, h and i, listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

Deloitte + Touche LLP

May 28, 2008

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2008

ASSETS		
Cash	$	968,558
Certificate of deposit		54,934
Receivables from affiliates		19,811
Prepaid and other assets		49,380
Total Assets	$	1,092,683
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts and accrued expenses payable	$	83,282
Payables to affiliates		16,401
Total Liabilities		99,683
Stockholder's Equity		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		9,000
Retained earnings		983,000
Total Stockholder's Equity		993,000
Total Liabilities and Stockholder's Equity	$	1,092,683

See Notes to Financial Statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF EARNINGS
YEAR ENDED MARCH 31, 2008

REVENUES	
Placement fees	$ 1,901,174
Selling commissions	6,975,010
Interest and other income	52,325
Total revenue	8,928,509
EXPENSES	
Compensation and benefits	5,483,140
Professional fees	819,080
Travel, meals and entertainment	742,685
Conferences and seminars	676,103
Office supplies	372,973
Regulatory fees	51,763
Other	320,172
Total expenses	8,465,916
INCOME BEFORE INCOME TAX	462,593
Income Tax Expense	2,080
NET INCOME	$ 460,513

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2008

Cash flows from operating activities		
Net income	$	460,513
Non-cash items included in net income:		
Interest accrual for certificate of deposit		(2,058)
Changes in operating assets and liabilities:		
Decrease in receivables from affiliates		39,756
Increase in prepaid and other assets		(3,317)
Increase in accounts and accrued expenses payable		2,751
Increase in payables to affiliates		16,401
Cash provided by operating activities		514,046
Net increase in cash		514,046
Cash, beginning of year		454,512
Cash, end of year	$	968,558

See Notes to Financial Statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2008

	Common stock shares	Common stock	Additional paid-in capital	Retained earnings	Total
BALANCE--March 31, 2007	1,000	$ 1,000	$ 9,000	$ 522,487	$ 532,487
Net income	-	-	-	460,513	460,513
BALANCE--March 31, 2008	1,000	$ 1,000	$ 9,000	$ 983,000	$ 993,000

See Notes to Financial Statements.

RIDGEWOOD SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2008

1. BACKGROUND

Ridgewood Securities Corporation (the "Company") was incorporated in September 1983, under the laws of the State of Delaware. The Company acts as a broker-dealer in connection with the private placement of related party limited liability company shares for which Ridgewood Capital Management LLC, Ridgewood Renewable Power LLC, and Ridgewood Energy Corporation (companies affiliated through common ownership) act as managers.

The Company does not have custody of customer securities, does not maintain customer accounts, and does not have the use of, or custody of, customer funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Company prepares its accounts under accounting principles generally accepted in the United States of America.

Revenue Recognition—The Company recognizes revenue from services rendered, which include placement fees and selling commissions, in connection with broker dealer activities. Placement fees and selling commissions, after meeting the minimum offering amount of the trust, are recognized when the subscription process is complete.

Interest income is recorded when earned.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments—As of March 31, 2008, the carrying value of the Company's assets and liabilities approximate fair value.

Income Taxes—The Company files an S Corporation tax return. No provision is made for federal income taxes in the financial statements since the income and losses of the Company pass through and are included in the tax return of the stockholder. However, the Company is subject to state income taxes.

Balance Sheet Captions—The following are descriptions related to specific balance sheet captions. Refer to the related footnotes for additional information.

Cash—At times, bank deposits may be in excess of the federal measured limits. At March 31, 2008, bank balances exceeded federally insured limits by approximately $869,000. The Company maintains bank deposits with high quality financial institutions to mitigate such risk.

Prepaid and other assets—Prepaid and other assets consist primarily of prepaid FINRA fees for the calendar year 2008, prepaid insurance and prepaid state income taxes.

Accounts and accrued expenses payables—Accounts and accrued expenses payable consists primarily of accounting and legal fees.

New Accounting Pronouncements— In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* This statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The effective date for this statement is the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. The statement also allows an entity to early adopt provided that the entity also adopts the requirements of SFAS No. 157. On April 1, 2008, the Company did not elect the fair value option for any financial instruments, and is currently evaluating the future impact this guidance will have on its financial statements.

In September 2006, the FASB issued SFAS No.157, *Fair Value Measurements* ("SFAS No. 157"). This statement establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. The statement is effective at the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact this guidance will have on its financial statements.

In June 2006, the FASB issued interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. On February 1, 2008, the FASB issued FASB Staff Position ("FSP") FIN 48-2, *Effective Date of FASB Interpretations No. 48 for Certain Nonpublic Enterprises,* which defers the effective date of FIN 48 for nonpublic enterprises until fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements.

3. RELATED-PARTY TRANSACTIONS

All placement fees and selling commissions are earned from limited liability companies whose managers are affiliates of the Company.

Affiliated companies provide certain office space and other services to the Company. For the year ended March 31, 2008, the Company paid $569,333 in professional fees, which is included in *Professional fees* on the Statement of Earnings and $38,333 in rent expense to affiliated companies, which is included in *Other* on the Statement of Earnings.

At March 31, 2008, $19,811 in commissions and fees were receivable by the Company from affiliates, which is reflected as *Receivables from affiliates* on the Statement of Financial Condition.

At March 31, 2008, $16,401 in operating expenses were payable by the Company to affiliates, which is reflected as *Payables to affiliates* on the Statement of Financial Condition.

4. CONTINGENCIES

On December 30, 2005, an investor in the Funds affiliated with the Company, Paul Bergeron, on behalf of himself and as Trustee for the Paul Bergeron Fund (the "Plaintiff"), filed a Complaint in Suffolk Superior Court, Commonwealth of Massachusetts, Paul Bergeron v. Ridgewood Securities Corporation et al, Suffolk Superior Court, Docket No. 07-1205 BLS1. The action was brought against, among others, the Company and persons who are officers of the Company alleging violations of the Massachusetts Securities Act, as well as breach of fiduciary duty, fraud, breach of contract, negligent misrepresentation and unjust enrichment, all related to a set of alleged facts and allegations regarding the sale of securities of funds managed by the Company or affiliates of the Company, which were sold in private offerings and the operation of those funds subsequent to the sale. The Plaintiff is seeking damages of $900,000 plus interest and other damages to be determined at trial.

On January 27, 2006, the Plaintiff, on its own initiative, filed an Amended Complaint and Jury Demand in Massachusetts Superior Court, adding a non-diverse broker-dealer to the action. On February 27, 2006, a motion to dismiss was filed by the defendants in the District Court. On January 10, 2007, the District Court dismissed Plaintiff's unjust enrichment case, but denied the motion of the defendants to dismiss as to the remaining claims. Presently, attorneys for the parties are involved in discovery, with a magistrate judge having decided motions to compel brought by the parties during the summer of 2007. A new scheduling order is in the process of being developed by the parties for approval by the District Court. No trial date has been set.

The Company is subject to legal proceedings involving ordinary and routine claims related to its business. The ultimate legal and financial liability with respect to such matters discussed above cannot be estimated and management therefore has not recorded a reserve. While it is not possible to predict the outcome of the litigation discussed above with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, based on its evaluation of matters which are pending or asserted, the Company's management believes the disposition of such matters will not have a material adverse effect on the Company's business or its financial statements.

5. STOCKHOLDER'S EQUITY

The Company has authorized and outstanding 1,000 shares of $1 par value common stock.

6. RETIREMENT PLAN

Employees may participate in a voluntary defined contribution retirement plan. Employee contributions are matched fifty cents on the dollar up to three percent of salary. Voluntary and employer contributions are fully vested at the time of contribution. For the year ended March 31, 2008, employer contributions were $48,704, which is included in *Compensation and benefits* on the Statement of Earnings.

At the discretion of management, the company may elect to make a profit sharing contribution

to the plan. For the year ended March 31, 2008, there were profit sharing contributions paid of $15,143, which is included in *Compensation and benefits* on the Statement of Earnings.

7. INCOME TAXES

For the year ended March 31, 2008, the Statement of Earnings reflects income tax expense of $2,080. The income tax expense reflects the current state expense paid to the state of New Jersey. The Company had prepaid state income tax of $13,343 included in *Prepaid and other assets* on the Statement of Financial Condition and no deferred taxes at March 31, 2008.

8. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934. The rule prohibits a broker-dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as these terms are defined by the rule, subject to minimum "net capital" requirements. As of March 31, 2008, the Company had net capital of $923,158, which was $916,512 in excess of it required net capital of $6,646. The Company's net capital ratio was 0.108 to 1 as of March 31, 2008.

****

RIDGEWOOD SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 MARCH 31, 2008

COMPUTATION OF NET CAPITAL:		
STOCKHOLDER'S EQUITY	$	993,000
NONALLOWABLE ASSETS:		
Receivables from affiliates		19,811
Prepaid and other assets		49,380
Penalty on hypothetical early withdrawal of certificate of deposit		651
Total non-allowable assets		69,842
NET CAPITAL	$	923,158
AGGREGATE INDEBTEDNESS		
Accounts and accrued expenses payable	$	83,282
Payables to affiliates		16,401
Total aggregate indebtedness		99,683
MINIMUM NET CAPITAL REQUIREMENT: (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)		6,646
EXCESS NET CAPITAL	$	916,512
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.108

NOTE - There are no material differences between the above computation and that filed with the Company's unaudited FOCUS report (Form X-17A-5) filed on April 18, 2008. Therefore, no reconciliation of the two computations is deemed necessary

RIDGEWOOD SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 MARCH 31, 2008

Exemption under Section (k)(2)(i) is claimed:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 28, 2008

Ridgewood Securities Corporation
947 Linwood Ave.
Ridgewood, NJ 07450

In planning and performing our audit of the financial statements of Ridgewood Securities Corporation (the "Company") as of and for the year ended March 31, 2008 (on which we issued our report dated May 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend upon the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and does not modify our opinion dated May 28, 2008 on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END